FOR IMMEDIATE RELEASE	September 6, 2011

Micromem Extends Bridge Loan and Announces Annual Meeting

TORONTO, ONTARIO, NEW YORK, September 6, 2011 –Micromem Technologies Inc. [the “Company”] [OTC BB: MMTIF, CNSX: MRM] announces the extension of a bridge loan originally dated March 4, 2011 for an additional 90 days. The terms of the extension are the original CDN $100,000 will continue to bear an interest rate of 2% per month, a conversion privilege, at the option of the lender, of up to the entire amount owing, inclusive of interest at a price of CDN $0.15, a reduction from the original CDN $0.20 and the Company has paid the interest due on the original note in the amount of CDN $12,000.

In addition the Company announces it will hold its Annual Meeting at EST 10:00am on October 28, 2011, at the Albany Club located at 91 King Street East, Toronto, Ontario, M5G 1C3.

About Micromem, MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM

Shares issued: 107,322,494
SEC File No: 0-26005

Investor Contact: Jason Baun, Chief Information Officer, tel. 416-364-2023